

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

November 24, 2009

<u>**Via U.S. Mail and Fax (330-674-0380)**</u>
Mr. David C. Skinner, Sr.
Chief Executive Officer and Director
Amish Naturals, Inc.
6399 State Road 83
Holmesville, OH 44633

> **Re:** **Amish Naturals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2008**
> **Filed February 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 28, 2008**
> **Filed February 19, 2009**
> **File No. 000-50662**

Dear Mr. Skinner:

We issued comments to you on the above captioned filing on September 10, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 4, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 4, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Suying Li at (202) 551-3335 if you have any questions.

Sincerely,


Chris White
Branch Chief